DUGU RESOURCES, INC.

117 QUEEN STREET

COBOURG, ONTARIO, CANADA K9A 1N1

January 12, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dugu Resources, Inc.

Registration Statement on Form S-1

File No. 333-168620

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Dugu Resources, Inc., a Nevada corporation (the “Registrant”), hereby withdraws the Registration Statement on Form S-1 (File No. 333-168620) (the “Registration Statement”) filed with the Commission because the Company has determined not to pursue a public offering at this time.

No securities were offered or sold in connection with the offering pursuant to the Registration Statement.

This withdrawal request supersedes the Company’s withdrawal request submitted on December 13, 2011.

Very truly yours,

/s/Zachery Dingsdale

Zachery Dingsdale

President